FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.
Alamos Reports Fourth Quarter and Year-End 2018 Results
Toronto, Ontario (February 20, 2019) - Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported its financial results for the quarter and year ended December 31, 2018.
“Alamos closed 2018 on a high note with record production from Island Gold and a stronger performance from Young-Davidson driving production higher and costs lower in the fourth quarter. This contributed to an 18% increase in full year production to 505,000 ounces, meeting guidance and achieving a new record. We expect similar production in 2019 at lower costs contributing to stronger margins and financial performance,” said John A. McCluskey, President and Chief Executive Officer.
“We also advanced various growth initiatives at our existing operations. This was highlighted by the completion of the Phase I expansion and the addition of nearly one million ounces of mineral reserves and resources at Island Gold, which will support future expansions. We also advanced construction of the lower mine expansion at Young-Davidson. Combined with declining costs at Mulatos, we expect these initiatives to drive strong free cash flow growth starting in the second half of 2020. Aligned with our strong outlook and focus on returning value to shareholders, we have doubled our annual dividend and have been active in buying back stock,” Mr. McCluskey added.
Fourth Quarter 2018 Highlights

•	Produced 125,600 ounces of gold, an increase from the third quarter reflecting a stronger performance from Young-Davidson and record quarterly production from Island Gold

•	Sold a record 131,161 ounces of gold at an average realized price of $1,244 per ounce, $17 above the average London PM Fix, for revenues of $163.1 million

•
Total cash costs[1] decreased to $770 per ounce, the lowest in 2018 reflecting improved performance at Young-Davidson; all-in sustaining costs ("AISC")[1] of $983 per ounce also decreased from the third quarter

•	Cost of sales of $1,579 per ounce were higher than guidance reflecting a non-cash inventory impairment charge at El Chanate of $64.0 million, or $488 per ounce

•
Reported adjusted net earnings[1] of $4.3 million, or $0.01 per share[1], which includes one-time adjustments for a $64.0 million ($49.9 million after-tax) non-cash inventory impairment charge at El Chanate, as well as unrealized foreign exchange losses recorded within both deferred taxes and foreign exchange of $15.8 million, and other items totaling $10.1 million

•	Realized a net loss of $71.5 million, or $0.18 per share

•
Generated cash flow from operating activities[1] of $47.4 million ($52.8 million, or $0.14 per share, before changes in working capital1), an increase from the third quarter primarily reflecting lower costs, higher gold sales and a higher realized gold price

•	Ended the quarter with no debt and cash and cash equivalents of $206.0 million

•	Announced a Normal Course Issuer Bid permitting Alamos to purchase for cancellation up to 25,513,043 common shares, representing 10% of the Company’s public float

•	Received the Schedule 2 Amendment from the Federal government for a new tailings facility at Young-Davidson, securing tailings capacity for all existing Mineral Reserves and Resources

•	Successfully obtained permits for the high return Cerro Pelon project in Mexico and commenced full scale construction
Full year 2018 Highlights

•	Met the mid-point of guidance with record production of 505,000 ounces of gold, representing an 18% increase from the previous record in 2017

•	Achieved increased production guidance at both Island Gold and Mulatos, with guidance having been revised higher twice at both operations in 2018

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•	Sold a record 509,879 ounces of gold at an average realized price of $1,278 per ounce for record revenues of $651.8 million

•
Total cash costs[1] of $802 and AISC[1] of $989 per ounce were in line with revised cost guidance. Cost of sales of $1,254 per ounce were above guidance reflecting the non-cash inventory impairment charge at El Chanate

•
Reported adjusted net earnings[1] of $19.6 million, or $0.05 per share[1] which includes one-time adjustments for the El Chanate non-cash inventory impairment, as well as unrealized foreign exchange losses recorded within both deferred taxes and foreign exchange of $33.2 million, and other items totaling $9.1 million

•	Realized a net loss of $72.6 million, or $0.19 per share

•	Reported record cash flow from operating activities[1] of $213.9 million ($211.7 million, or $0.54 per share, before changes in working capital1), a 15% increase from 2017

•	Generated positive free cash flow at each of the Company's operations for total mine-site free cash flow of $56.4 million[1]

•
Continued exploration success at Island Gold, driving a 14% increase in Mineral Reserves, 76% increase in Measured and Indicated Mineral Resources and 73% increase in Inferred Mineral Resources at Island Gold, compared to the end of 2017

•	Successfully commissioned the Phase I expansion at Island Gold on schedule in the third quarter, increasing mill capacity to 1,100 tonnes per day

•	Liquidated the Company's equity positions in AuRico Metals and Corex Gold, generating proceeds of $24.9 million and realizing a gain of $14.3 million reported in retained earnings (deficit)

Subsequent to Year-End

•	The Company re-purchased and canceled 2,444,352 common shares at a cost of $10.0 million, or $4.07 per share under its Normal Course Issuer Bid

•
Announced a doubling of the annual dividend, with a $0.01 per share dividend to be paid quarterly in 2019 (up from $0.01 semi-annually previously). The first quarterly dividend of $0.01 per share will be payable to shareholders of record on March 15, 2019, to be paid on March 29, 2019

(1) Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.

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Highlight Summary

	Three Months Ended December 31,		Years Ended December 31,
	2018	2017	2018	2017
Financial Results (in millions)
Operating revenues	$163.1	$161.7	$651.8	$542.8
Cost of sales (1)	$207.1	$136.6	$639.4	$456.8
Earnings from operations	$(51.3)	$17.1	$(22.6)	$56.0
Net earnings (loss)	$(71.5)	$(4.7)	$(72.6)	$26.6
Adjusted net (loss) earnings (2)	$4.3	$0.3	$19.6	$38.9
Cash provided by operations before working capital and cash taxes(2)	$52.8	$52.7	$211.7	$183.3
Cash provided by operating activities	$47.4	$48.6	$213.9	$163.5
Capital expenditures (sustaining) (2)	$21.4	$11.5	$63.8	$42.7
Capital expenditures (growth) (2)	$36.4	$25.6	$139.2	$111.8
Capital expenditures (capitalized exploration) (3)	$3.7	$2.1	$18.5	$8.0
Operating Results
Gold production (ounces) (4)	125,600	120,300	505,000	429,400
Gold sales (ounces)	131,161	126,786	509,879	430,115
Per Ounce Data
Average realized gold price	$1,244	$1,275	$1,278	$1,262
Average spot gold price (London PM Fix)	$1,227	$1,275	$1,268	$1,257
Cost of sales per ounce of gold sold (includes amortization) (1)	$1,579	$1,077	$1,254	$1,062
Total cash costs per ounce of gold sold (2)	$770	$753	$802	$770
All-in sustaining costs per ounce of gold sold (2)	$983	$902	$989	$933
Share Data
Earnings per share, basic	$(0.18)	$(0.01)	$(0.19)	$0.09
Adjusted earnings per share, basic (2)	$0.01	0	$0.05	$0.13
Weighted average common shares outstanding (basic) (000’s)	390,540	337,178	389,816	305,521
Financial Position (in millions)
Cash and cash equivalents (5)			$206.0	$200.8

(1)
Cost of sales includes mining and processing costs, royalties, and amortization expense. For the three months and year ended December 31, 2018, cost of sales includes a $64.0 million non-cash inventory charge at El Chanate.

(2)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.

(3)	Includes capitalized exploration at Mulatos and Island Gold.

(4)
Gold production from Island Gold has been included in this table for the period subsequent to November 23, 2017 only. Gold production from Island Gold for the three and twelve months ended December 31, 2017 was 22,100 and 98,600 ounces respectively.

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	Three Months Ended December 31,		Years Ended December 31,
	2018	2017(1)	2018	2017(1)
Gold production (ounces)
Young-Davidson	50,900	56,500	180,000	200,000
Mulatos	35,600	42,700	175,500	160,000
Island Gold (1)	29,000	9,000	105,800	9,000
El Chanate	10,100	12,100	43,700	60,400
Gold sales (ounces)
Young-Davidson	51,944	52,475	185,593	197,937
Mulatos	38,819	50,006	175,104	159,276
Island Gold (1)	30,199	11,720	105,520	11,720
El Chanate	10,199	12,585	43,662	61,182
Cost of sales (in millions)(2)
Young-Davidson	$61.5	$58.1	$235.0	$213.4
Mulatos	$38.4	$47.7	$173.1	$153.0
Island Gold (1)	$28.7	$13.4	$106.5	$13.4
El Chanate(2)	$78.5	$17.4	$124.8	$77.0
Cost of sales per ounce of gold sold (includes amortization)
Young-Davidson	$1,184	$1,107	$1,266	$1,078
Mulatos	$989	$954	$989	$961
Island Gold (1)	$950	$1,143	$1,009	$1,143
El Chanate	$7,697	$1,383	$2,858	$1,259
Total cash costs per ounce of gold sold (3)
Young-Davidson	$764	$690	$822	$658
Mulatos	$793	$762	$786	$775
Island Gold (1)	$570	$401	$589	$401
El Chanate	$1,304	$1,311	$1,289	$1,188
Mine-site all-in sustaining costs per ounce of gold sold (3),(4)
Young-Davidson	$974	$859	$1,017	$834
Mulatos	$881	$798	$855	$835
Island Gold (1)	$834	$546	$781	$546
El Chanate	$1,333	$1,335	$1,317	$1,218
Capital expenditures (sustaining, growth and capitalized exploration) (in millions)(3)
Young-Davidson	$23.1	$17.0	$86.6	$80.3
Mulatos(5)	$11.8	$9.0	$35.3	$43.9
Island Gold (1),(6)	$16.8	$4.8	$66.1	$4.8
El Chanate	$0.1	$0.2	$0.6	$1.4
Other	$9.7	$8.2	$32.9	$32.1

(1)
Operating and financial results from Island Gold are included in Alamos’ consolidated financial statements for the period subsequent to November 23, 2017. Gold production from Island Gold for the three and twelve months ended December 31, 2017 was 22,100 and 98,600 ounces respectively.

(2)
Cost of sales includes mining and processing costs, royalties and amortization. For the three months and year ended December 31, 2018, cost of sales includes a $64.0 million non-cash inventory impairment charge at El Chanate.

(3)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.

(4)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(5)
Includes capitalized exploration at Mulatos of $0.6 million and $2.9 million for the three and twelve months ended December 31, 2018 ($1.0 million and $6.9 million for the three and twelve months ended December 31, 2017).

(6)	Includes capitalized exploration at Island Gold of $3.1 million and $15.6 million for the three and twelve months ended December 31, 2018.

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Outlook and Strategy

2019 Guidance
	Young-Davidson	Mulatos	Island Gold	El Chanate	Turkey	Other (2)	Total
Gold production (000’s ounces)	180-190	150-160	135-145	15-25			480-520
Cost of sales, including amortization (in millions)(4),(5)	$226	$165	$123	$26	0	0	$540
Cost of sales, including amortization ($ per ounce)(4),(5)	$1,220	$1,065	$880	$1,300	0	0	$1,080
Total cash costs ($ per ounce)(1),(5)	$750-790	$820-860	$460-500	$1,200	0	0	$710-750
All-in sustaining costs ($ per ounce)(1),(5)					0	0	$920-960
Mine-site all-in sustaining costs ($ per ounce)(1),(3),(5)	$940-980	$860-900	$730-770	$1,200	0	0	0
Amortization costs ($ per ounce)(1)	$450	$225	$400	$100	0	0	$350
Capital expenditures (in millions)
Sustaining capital(1)	$35-40	$5.0	$35-40	0	0	0	$75-85
Growth capital(1)	$45-50	$45-50 (6)	$15-20	0	$75	$35 (2)	$215-230
Total capital expenditures(1)	$80-90	$50-55	$50-60	0	$75	$35	$290-315

(1)	Refer to the "Non-GAAP Measures and Additional GAAP" disclosure at the end of this press release and associated MD&A for a description of these measures.

(2)	Includes capitalized exploration at all operating sites and development projects (excluding Turkey which is separately disclosed).

(3)
For the purposes of calculating mine-site all-in sustaining costs at individual mine sites, the Company does not include an allocation of corporate and administrative and share based compensation expenses to the mine sites.

(4)	Cost of sales includes mining and processing costs, royalties, and amortization expense, and is calculated based on the mid-point of guidance.

(5)
Company-wide cost of sales, total cash costs, and all-in sustaining costs guidance have been updated from original guidance. The Company has not revised guidance for cost of sales, total cash costs, and mine-site all-in sustaining costs at individual mine sites.

(6)	Includes capital spending at Cerro Pelon and La Yaqui Grande of approximately $33 million.
The Company’s long-term strategic objective is to generate increasing cash flow through low-cost production growth from its existing operations and portfolio of development projects. In 2018, the Company produced a record 505,000 ounces of gold, an 18% increase from 2017, driven by strong operational performances from both Island Gold and Mulatos. Since 2014, Alamos has transformed from a single asset producer with 140,000 ounces of annualized production to producing 505,000 ounces from four operating mines. This transformational growth has been accomplished while also improving margins through lower operating costs. Looking forward, the Company anticipates a substantial reduction in growth capital in 2020 and beyond and a further reduction in costs, which will lead to strong free cash flow growth.
In 2018, the Company continued to execute on its various internal growth initiatives. This included advancing the lower mine expansion at Young-Davidson, as well as the successful completion of the Phase I expansion at Island Gold while also delivering a significant increase in Mineral Reserves and Resources which will support future expansions. Within the development pipeline, the permits for the Cerro Pelon project in Mexico were received in 2018 and construction has now commenced. In addition, the GSM permit for the Kirazlý project in Turkey was received with full scale construction anticipated to commence following the receipt of the Operating License.
The Company expects a similar level of production in 2019, relative to 2018, with total cash costs and all-in sustaining costs expected to decrease 9% and 5%, respectively (based on the mid-point of guidance) driven by operational improvements at Young-Davidson and low-cost production growth at Island Gold. Costs and capital are expected to decline through the year driving stronger mine-site free cash flow in the second half of the year.
The near-term focus at Young-Davidson remains on maximizing efficiency from the upper mine infrastructure, while completing development and construction of the lower mine. Gold production at Young-Davidson is expected to increase slightly in 2019 to a range of 180,000 to 190,000 ounces, compared to 2018 production of 180,000 ounces. Total cash costs and mine-site all-in sustaining costs are expected to decrease 6% compared to 2018, driven by higher underground mining rates and grades mined. Young-Davidson’s 2019 guidance for production, mining rates, operating costs and capital are all consistent with its average performance over the past two years.
Capital spending at Young-Davidson is expected to total $80 to $90 million, consistent with 2018. Spending will be focused on completing development and infrastructure of the lower mine as well as starting construction of a newly permitted tailings facility (“TIA 1”). The Company successfully completed permitting of TIA 1 during the fourth quarter of 2018 with receipt of the Schedule 2 Amendment from the Federal government. TIA 1 will provide sufficient capacity

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for the remaining Mineral Reserves and Resources at Young-Davidson at substantially lower costs than the current facility.
Gold production from Young-Davidson is expected to decrease in 2020 reflecting approximately three months of downtime of the Northgate shaft to complete the tie-in of the upper and lower mines. This will temporarily limit underground throughput and impact three months of production during the first half of 2020. Following completion of the tie-in, underground mining rates are expected to ramp up above 7,500 tpd in the second half of 2020 and towards the long-term target of 8,000 tpd in 2021. This is expected to drive annual gold production above 200,000 ounces per year in 2021 and beyond. Combined with declining costs and capital spending, the Company expects strong free cash flow growth from Young-Davidson starting in the second half of 2020.
Island Gold is expected to produce between 135,000 to 145,000 ounces in 2019, a 32% increase relative to the previous record in 2018, reflecting higher grades and throughput with the completion of the Phase I expansion last year. Combined with an expected 19% decrease in total cash costs and 4% decrease in mine-site all-in sustaining costs, Island Gold is expected to generate strong free cash flow growth in 2019, net of a continued significant investment of $19 million in exploration to further expand Mineral Reserves and Resources.
Capital spending at Island Gold is expected to total $50 to $60 million in 2019, consistent with 2018. This includes $35 to $40 million of sustaining capital with underground development being accelerated to bring the significant growth in Mineral Reserves and Resources into the mine plan as well as support mining rates above 1,100 tpd. Lateral exploration development has also been increased to support the expanded exploration program.
The Phase I expansion at Island Gold was completed in September 2018, expanding the mill to a design capacity of approximately 1,200 tpd. The current mine infrastructure can support similar mining rates; however, the operation is currently permitted to operate at an average annual rate of 1,100 tpd. With a mine and mill that can support higher throughput rates, the Company is in the process of permitting an amendment to 1,200 tpd which is expected to be received by the end of 2019 as part of a Phase II expansion. In parallel, the Company has started an evaluation of a potential Phase III expansion of the operation beyond 1,200 tpd.
Total production from the Mulatos District is expected to be between 150,000 to 160,000 ounces of gold in 2019, consistent with long term guidance provided in January 2018. Mulatos significantly outperformed this production range in 2018 reflecting higher than expected recoveries at La Yaqui and Mulatos, and extended production from the high-grade San Carlos underground deposit which reached the end of its mine life in the third quarter of 2018. Mine-site all-in sustaining costs are expected to decrease relative to 2018 guidance of $900 per ounce reflecting the end of the 5% royalty early in 2019. Mine-site all-in sustaining costs are expected to increase slightly from 2018 with the operation having outperformed in 2018 given the above noted factors.
Capital spending across the Mulatos District is expected to total $50 to $55 million in 2019 including $5 million of sustaining capital. This increased from 2018 reflecting $25 million budgeted in 2019 for development of the Cerro Pelon project. Cerro Pelon is higher grade, higher return project and is expected to start contributing low cost production in 2020.
Mining activities ceased at El Chanate in the fourth quarter of 2018 and the operation has transitioned to residual leaching which will result in a declining rate of production through 2019. Mine-site all-in sustaining costs are expected to average $1,200 per ounce in 2019, with approximately 25% of those costs having been already incurred.
Development capital spending in 2019 will be primarily focused on the construction of the Kirazlý project, with the bulk of the remainder comprised of capitalized exploration at Island Gold and exploration, permitting and development activities at Lynn Lake.
The 2019 global exploration budget is $33 million, down slightly from the 2018 budget reflecting lower exploration spending at Mulatos. Island Gold continues to be the main focus of exploration with $19 million budgeted, an increase from the 2018 initial budget of $15 million. Mulatos and Lynn Lake remain the other two areas of focus with $6 million budgeted for each.
With over $600 million of cash and available liquidity, no debt, and growing cash flow from its operations, the Company is well positioned to fund its internal growth initiatives.

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Fourth Quarter and Full Year 2018 Results

Young-Davidson Financial and Operational Review

	Three Months Ended December 31,		Years Ended December 31,
	2018	2017	2018	2017
Gold production (ounces)	50,900	56,500	180,000	200,000
Gold sales (ounces)	51,944	52,475	185,593	197,937
Financial Review (in millions)
Operating Revenues	$64.4	$66.8	$236.3	$249.7
Cost of sales (1)	$61.5	$58.1	$235.0	$213.4
Earnings from operations	$2.9	$8.7	$1.3	$36.3
Cash provided by operating activities	$23.6	$33.4	$97.5	$114.5
Capital expenditures (sustaining) (2)	$10.8	$8.7	$35.8	$34.1
Capital expenditures (growth) (2)	$12.3	$8.3	$50.8	$46.2
Mine-site free cash flow (2)	$0.5	$16.4	$10.9	$34.2
Cost of sales, including amortization per ounce of gold sold (1)	$1,184	$1,107	$1,266	$1,078
Total cash costs per ounce of gold sold (2)	$764	$690	$822	$658
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)	$974	$859	$1,017	$834
Underground Operations
Tonnes of ore mined	588,956	664,847	2,280,399	2,423,289
Tonnes of ore mined per day ("tpd")	6,402	7,227	6,248	6,639
Average grade of gold (4)	2.71	2.70	2.51	2.69
Metres developed	2,975	2,776	12,009	12,787
Mill Operations
Tonnes of ore processed	745,567	716,273	2,683,962	2,735,267
Tonnes of ore processed per day	8,104	7,786	7,353	7,494
Average grade of gold (4)	2.39	2.59	2.31	2.47
Contained ounces milled	57,192	59,561	197,701	217,184
Average recovery rate	92%	92%	92%	92%

(1)	Cost of sales includes mining and processing costs, royalties and amortization.

(2)
Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures. Total cash costs and mine-site AISC are exclusive of net-realizable value adjustments.

(3)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(4)	Grams per tonne of gold ("g/t Au").
Young-Davidson met revised production guidance with strong fourth quarter production of 50,900 ounces of gold. This was lower than the comparative quarter of 2017; however, a 4% improvement from the third quarter of 2018 and the highest quarterly production of the year reflecting higher underground mining rates and grades. Full year production of 180,000 ounces decreased 10% from 2017 primarily due to unscheduled downtime encountered in the first half of 2018 to both the Northgate hoist and the mill.
Underground mining rates increased to 6,402 tpd in the fourth quarter, a 7% increase from the third quarter and in-line with revised near-term guidance of 6,500 tpd until the tie-in of the lower mine in the first half of 2020 is completed. For the full year, underground mining rates were below prior year rates at 6,248 tpd due to temporary ore pass challenges experienced in the first half of the year, and eight days of downtime to the Northgate shaft in the second quarter. Underground mining rates are expected to increase substantially in the second half of 2020 following completion of the lower mine tie-in.
Underground grades mined also improved significantly to 2.71 g/t Au in the fourth quarter, a 5% increase from the third quarter and the highest grades of the year. Underground grades mined of 2.51 g/t Au for the year were slightly below guided levels and reserve grade of 2.69 g/t Au, due primarily to mine sequencing.
Mill throughput increased to a record 745,567 tonnes, or 8,104 tpd, in the fourth quarter, an 11% increase from the third quarter, bringing full year mill throughput to 7,353 tpd. Mill throughput is expected to average 7,800 tpd in the first half of 2019 before decreasing to match underground mining rates in the second half of the year once lower grade surface stockpiles have been depleted.
Mill recoveries of 92% in the quarter and year-to-date were in line with expectations and the prior year period.

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Financial Review
Fourth quarter revenues of $64.4 million were consistent with the comparative prior year quarter, and 12% higher than the third quarter of 2018 reflecting higher ounces sold and a higher realized gold price. Revenues of $236.3 million in 2018 were $13.4 million lower than the prior year due to a 6% decline in ounces sold, partially offset by a higher realized gold price.
Cost of sales, which reflects mining and processing costs, royalties, and amortization expense of $61.5 million were higher than the comparative quarter of 2017 reflecting higher per tonne underground mining costs and processing costs. For 2018, cost of sales were $235.0 million, an increase of $21.6 million due to higher underground mining costs, primarily attributable to increased maintenance and input costs.
Total cash costs decreased to $764 per ounce in the fourth quarter, down 7% from the third quarter and the lowest quarterly costs in 2018. Total cash costs were 11% higher than the fourth quarter of 2017 due to lower grades processed and a higher mining cost per tonne. Mining costs of CAD $51 per tonne in the quarter were above budget, reflecting the impact of lower mining rates on fixed costs, as well as higher diesel and maintenance costs. Total cash costs of $822 per ounce for 2018 were 25% higher than the prior year period reflecting 7% lower grades mined, and a 16% increase in mining cost per tonne.
Mine-site AISC also decreased to $974 per ounce in the fourth quarter, down 5% from the third quarter. For the full year, mine-site AISC averaged $1,017 per ounce. Mine-site AISC were 13% and 22% higher than the prior year quarter and prior year, respectively, reflecting higher total cash costs and higher sustaining capital. Total cash costs and mine-site AISC are both expected to decrease by approximately 6% in 2019.
Capital expenditures were $23.1 million in the fourth quarter, higher than the same quarter of 2017. This included $10.8 million of sustaining capital and $12.3 million of growth capital. Major capital spending in the fourth quarter was focused on lower mine development and lateral development in the upper and lower mines. Capital expenditures of $86.6 million for the twelve-month period were higher than the prior year period and guidance reflecting increased spending on tailings and water management.
Young-Davidson generated mine-site free cash flow of $0.5 million in the fourth quarter and $10.9 million for the full year, lower than the same periods of 2017 due to less ounces sold, lower gross margins and higher capital spending.

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Island Gold Financial and Operational Review

	Three Months Ended December 31,		Years Ended December 31,
	2018	2017 (1)	2018	2017 (1)
Gold production (ounces) (1)	29,000	9,000	105,800	9,000
Gold sales (ounces) (1)	30,199	11,720	105,520	11,720
Financial Review (in millions)
Operating Revenues	$37.5	$14.9	$135.1	$14.9
Cost of sales (2)	$28.7	$13.4	$106.5	$13.4
Earnings from operations	$7.8	$1.5	$27.2	$1.5
Cash provided by operating activities	$16.3	$11.8	$75.9	$11.8
Capital expenditures (sustaining) (3)	$8.0	$1.7	$20.2	$1.7
Capital expenditures (growth) (3)	$5.7	$2.0	$30.3	$2.0
Capital expenditures (capitalized exploration) (3)	$3.1	$1.1	$15.6	$1.1
Mine-site free cash flow (3)	($0.5)	$7.0	$9.8	$7.0
Cost of sales, including amortization per ounce of gold sold (2)	$950	$1,143	$1,009	$1,143
Total cash costs per ounce of gold sold (3)	$570	$401	$589	$401
Mine-site all-in sustaining costs per ounce of gold sold (3),(4)	$834	$546	$781	$546
Underground Operations
Tonnes of ore mined	102,692	94,407	344,336	374,962
Tonnes of ore mined per day ("tpd")	1,116	1,026	943	1,027
Average grade of gold (5)	8.95	9.44	9.07	9.42
Metres developed	1,560	1,667	6,477	6,906
Mill Operations
Tonnes of ore processed	105,432	84,559	369,767	338,603
Tonnes of ore processed per day	1,146	919	1,013	928
Average grade of gold (5)	9.02	8.46	9.20	9.36
Contained ounces milled	30,621	23,005	109,414	101,842
Average recovery rate	96%	96%	96%	97%

(1)
Financial results from Island Gold are included in Alamos’ consolidated financial statements for the period subsequent to November 23, 2017. Gold production from Island Gold for the three and twelve-months ended December 31, 2017 was 22,100 and 98,600 ounces.

(2)	Cost of sales includes mining and processing costs, royalties and amortization.

(3)
Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures. Total cash costs and mine-site AISC are exclusive of net-realizable value adjustments.

(4)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(5)	Grams per tonne of gold ("g/t Au").
Island Gold produced a record 29,000 ounces in the fourth quarter and a record 105,800 ounces for the full year, a 7% increase from 2017. Island Gold exceeded expectations in 2018 with full-year production meeting the mid-point of revised guidance, which had been increased twice during the year.
Underground mining rates increased to 102,692 tonnes, or 1,116 tpd in the fourth quarter. This marked a 37% improvement from the third quarter as mining rates were increased to match the expanded mill capacity. For the full-year, 344,336 tonnes were mined, or 943 tpd, with mining rates in line with milling capacity prior to completing the mill expansion. Underground mining rates are expected to average 1,100 tpd in 2019, a 17% increase from average mining rates of 943 tpd in 2018. Underground grades mined averaged 8.95 g/t Au in the fourth quarter and 9.07 g/t Au for the full year, the latter above guidance reflecting a positive grade reconciliation.
Mill throughput increased to a new record of 105,432 tonnes, or 1,146 tpd in the fourth quarter reflecting the completion of the Phase I expansion of the mill in September 2018. This marked a 13% increase compared to the third quarter and 25% increase compared to the prior year quarter. The Phase I expansion has increased the design capacity of the mill to approximately 1,200 tpd; however, the operation is currently permitted to operate at an average annual rate of 1,100 tpd. With a mine and mill that can support higher throughput rates, the Company is in the process of permitting an amendment to 1,200 tpd which is expected to be received by the end of 2019 as part of a Phase II expansion.
Mill recoveries were 96% for both the fourth quarter and full year, in line with the prior year and budget. Milled grades of 9.02 g/t Au for the quarter and 9.20 g/t Au for the year were consistent with underground grades mined. Milled grades are expected to increase to between 10.50 and 11.50 g/t Au in 2019. Combined with higher mining and milling rates, this is expected to drive a 32% increase in gold production in 2019 (based on the mid-point of guidance).

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Financial Review
With the Company acquiring Island Gold on November 23, 2017, financial information prior to the acquisition date has not been included in the comparative table above.
Island Gold generated revenues of $37.5 million in the fourth quarter reflecting record gold production and ounces sold. Revenues for the year were $135.1 million compared to $14.9 million in the prior year, which was a partial period.
Cost of sales in the fourth quarter and for the full year were $28.7 million and $106.5 million, respectively. Cost of sales includes ongoing amortization charges related to the purchase price of the asset, which increases amortization to approximately $375 per ounce based on current Mineral Reserves and Resources.
Total cash costs were $570 per ounce in the fourth quarter, a 15% improvement from the third quarter of 2018, reflecting lower per tonne mining costs driven by higher mining rates. Full year total cash costs of $589 per ounce were slightly above annual guidance of $575 per ounce reflecting higher underground mining costs, partially offset by higher grades mined. Total cash costs are expected to decrease approximately 19% in 2019 driven by higher grades mined and mining rates.
Mine-site AISC of $834 per ounce in the fourth quarter were slightly above annual guidance of $825 per ounce primarily reflecting the timing of sustaining capital, as spending was below budget for the first half of the year. Full year mine-site AISC of $781 per ounce were below full year guidance reflecting higher production and lower sustaining capital.
Capital expenditures totaled $16.8 million in the fourth quarter, with spending focused primarily on lateral development, mining equipment, and capitalized exploration. This included $8.0 million of sustaining capital and $8.8 million of growth capital (inclusive of capitalized exploration). For 2018, capital expenditures totaled $66.1 million, consistent with guidance. This included $15.6 million of capitalized exploration focused on increasing near-mine Mineral Resources.
Mine-site free cash flow was negative $0.5 million during the fourth quarter due to timing of capital spending. For 2018, Island Gold generated mine-site free cash flow of $9.8 million, ahead of budget driven by stronger than expected production. Island Gold is expected to generate strong free cash flow growth in 2019 driven by higher production and lower costs.

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Mulatos Financial and Operational Review

	Three Months Ended December 31,		Years Ended December 31,
	2018	2017	2018	2017
Gold production (ounces)	35,600	42,700	175,500	160,000
Gold sales (ounces)	38,819	50,006	175,104	159,276
Financial Review (in millions)
Operating Revenues	$48.1	$64.0	$223.3	$201.4
Cost of sales (1)	$38.4	$47.7	$173.1	$153.0
Earnings from operations	$8.8	$14.5	$42.7	$41.7
Cash provided by operating activities	$14.7	$22.3	$71.0	$64.3
Capital expenditures (sustaining) (2)	$2.5	$0.9	$7.2	$5.5
Capital expenditures (growth) (2)	$8.7	$7.1	$25.2	$19.0
Capital expenditures (capitalized exploration) (2)	$0.6	$1.0	$2.9	$6.9
La Yaqui Phase I construction cost (2)	0	0	0	$12.5
Mine-site free cash flow, excluding La Yaqui construction costs (2)	$2.9	$13.3	$35.7	$32.9
Cost of sales, including amortization per ounce of gold sold (1)	$989	$954	$989	$961
Total cash costs per ounce of gold sold (2)	$793	$762	$786	$775
Mine site all-in sustaining costs per ounce of gold sold (2),(3)	$881	$798	$855	$835
Open Pit & Underground Operations
Tonnes of ore mined - open pit (4)	2,118,300	2,575,306	8,479,211	8,485,933
Total waste mined - open pit	1,081,811	1,719,986	6,037,427	6,443,971
Total tonnes mined - open pit	4,270,049	4,515,673	17,267,699	15,566,165
Waste-to-ore ratio (operating)	0.51	0.67	0.71	0.76
Tonnes of ore mined - underground	—	23,238	48,772	100,701
Crushing and Heap Leach Operations
Tonnes of ore stacked	1,776,719	1,745,513	6,795,175	6,796,155
Average grade of gold processed (5)	0.92	0.91	0.90	0.92
Contained ounces stacked	52,296	51,242	195,606	201,222
Mill Operations
Tonnes of high grade ore milled	—	31,449	91,680	133,328
Average grade of gold processed (5)	0.00	8.15	6.70	9.42
Contained ounces milled	0	8,238	19,744	40,378
Total contained ounces stacked and milled	52,296	59,480	215,350	241,600
Recovery ratio (ratio of ounces produced to contained ounces stacked and milled)	68%	72%	81%	66%
Ore crushed per day (tonnes) - combined	19,300	19,300	18,900	19,000

(1)	Cost of sales includes mining and processing costs, royalties and amortization.

(2)
Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures. Total cash costs and mine-site AISC are exclusive of net-realizable value adjustments.

(3)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(4)	Includes ore stockpiled during the quarter.

(5)	Grams per tonne of gold ("g/t Au").
Mulatos produced 35,600 ounces in the fourth quarter, a decrease from the first three quarters of the year as mining from the San Carlos underground deposit ceased in the third quarter. For the full year, Mulatos produced 175,500 ounces meeting the mid-point of revised guidance, which was increased twice during the year. Mulatos outperformed initial guidance and budget with the San Carlos underground mine operating approximately six months longer than expected, as well as higher than budgeted heap leach recoveries from both Mulatos and La Yaqui Phase I. With no further production from San Carlos, the Company expects 2019 production to return to the previously guided long term range of 150,000 to 160,000 ounces.
Total tonnes mined in the fourth quarter were 6% lower than the prior year quarter, due to an unexpected pit slope movement in the El Salto area of the open pit which temporarily impacted access to the Mulatos pit. On a year-to-date basis, total tonnes mined were 11% higher than 2017 reflecting a full year of mining at La Yaqui Phase I compared to one quarter in the prior year. The waste-to-ore ratio of 0.51:1 was lower than the prior year quarter and guidance.
Total crusher throughput averaged 19,300 tpd for a total of 1,776,719 tonnes stacked in the fourth quarter at a grade of 0.92 g/t Au, both in line with the prior year period. Total crusher throughput and grade for the year was also in line with the prior year period, and slightly above guidance.

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The recovery ratio of ounces produced to contained ounces stacked and milled was 68% in the quarter compared to 72% in the prior year period. For the full-year, the recovery ratio of 81% significantly outperformed guidance of 75%, resulting in stronger production for the year. The Company expects a recovery ratio of 70% in 2019.
Financial Review
Fourth quarter revenues of $48.1 million were $15.9 million lower than the prior year quarter, primarily due to lower concentrate ounces sold in 2018 with the completion of mining at San Carlos in September. Revenues for 2018 were $223.3 million, an 11% increase from the prior year due to higher realized gold prices and ounces sold.
Cost of sales of $38.4 million in the fourth quarter were lower than the prior year period, due to lower tonnes mined in the open pit and the completion of underground mining at San Carlos. For the full year of 2018, cost of sales of $173.1 million were higher than the prior year reflecting higher total tonnes mined and increased amortization related to mining at La Yaqui Phase I.
Total cash costs of $793 per ounce in the fourth quarter were higher than $762 per ounce in the prior year quarter, as a result of lower recoveries, partially offset by a lower strip ratio. Total cash costs averaged $786 per ounce in 2018, below full year guidance of $800 per ounce and consistent with 2017 costs of $775 per ounce.
Mine-site AISC in the fourth quarter of $881 per ounce were higher than the $798 per ounce reported in the prior year quarter, due to timing of sustaining capital spending and higher cash costs. Mine-site AISC averaged $855 per ounce in 2018, below guidance of $900 per ounce and consistent with the prior year period.
Mulatos generated mine-site free cash flow of $2.9 million in the fourth quarter and $35.7 million for the full year, driven by stronger than expected production, and increased operating margins. A portion of Mulatos' strong cash flow in 2018 was invested in permitting and early construction activities at Cerro Pelon, advancing permitting at La Yaqui Grande, as well as funding ongoing exploration activities.

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El Chanate Financial and Operational Review

	Three Months Ended December 31,		Years Ended December 31,
	2018	2017	2018	2017
Gold production (ounces)	10,100	12,100	43,700	60,400
Gold sales (ounces)	10,199	12,585	43,662	61,182
Financial Review (in millions)
Operating Revenues	$13.1	$16.0	$57.1	$76.8
Cost of sales (1)	$78.5	$17.4	$124.8	$77.0
Loss from operations	($65.4)	($1.4)	($67.7)	($0.2)
Cash provided by operating activities	$2.4	$0.6	$0.6	$4.8
Capital expenditures	$0.1	$0.2	$0.6	$1.4
Mine-site free cash flow (2)	$2.3	$0.4	0	$3.4
Cost of sales, including amortization per ounce of gold sold (1)	$7,697	$1,383	$2,858	$1,259
Total cash costs per ounce of gold sold (2)	$1,304	$1,311	$1,289	$1,188
Mine site all-in sustaining costs per ounce of gold sold (2),(3)	$1,333	$1,335	$1,317	$1,218
Open Pit Operations
Tonnes of ore mined	481,623	895,545	3,050,636	4,475,004
Total tonnes mined	658,014	4,156,001	8,815,076	22,646,606
Waste-to-ore ratio (operating)	0.37	3.64	1.89	4.06
Average grade of gold (4)	0.52	0.48	0.55	0.47
Crushing and Heap Leach Operations
Total tonnes of ore stacked	573,336	988,640	3,066,456	4,536,847
Average grade of gold (4)	0.52	0.48	0.55	0.50
Total contained ounces stacked	9,585	15,257	54,224	72,932
Ore crushed and run-of-mine ore stacked per day (tonnes) - combined	6,200	10,700	8,400	12,400

(1)
Cost of sales includes mining and processing costs, royalties and amortization. For the three months and year ended December 31, 2018, cost of sales includes a $64.0 million non-cash inventory impairment charge at El Chanate.

(2)
Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures. Total cash costs and mine-site AISC are exclusive of net-realizable value adjustments.

(3)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(4)	Grams per tonne of gold ("g/t Au").
El Chanate produced 10,100 ounces of gold in the fourth quarter of 2018, down from 12,100 ounces in the prior year quarter as the operation has transitioned to residual leaching in the quarter. Mining activities ceased at El Chanate on October 30, 2018. The Company expects to recover between 15,000 and 25,000 ounces in 2019 through residual leaching.
Financial Review
Fourth quarter revenues of $13.1 million were lower than the prior year quarter due to fewer ounces sold as mining activities wound down during the period. Revenues for 2018 of $57.1 million were down from $76.8 million in the prior year period due to a lower realized gold price and ounces sold.
During the fourth quarter, the Company reviewed the heap leach pad inventory at the El Chanate mine as the operation transitioned to residual leaching activities. This included an analysis of the number of ounces included in inventory on the heap leach pad that are expected to be recovered economically. It was determined that approximately 51,900 ounces are not economically recoverable. As a result, the Company incurred a non-cash inventory impairment charge of $64.0 million (pre-tax) which has been included in cost of sales.
Total cash costs per ounce of $1,304 for the fourth quarter, were consistent with the prior year period. Total cash costs per ounce of $1,289 in 2018 were higher than 2017 reflecting lower ounces stacked in the period, and higher per-tonne mining and processing costs resulting from lower throughput. Mine-site AISC per ounce were $1,333 for the quarter and $1,317 for the full year.
Mine-site free cash flow was $2.3 million in the quarter and break-even for the year. The Company expects mine-site free cash flow to improve in 2019 with the transition to residual leaching.

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Fourth Quarter 2018 Development Activities
Kirazlý (Çanakkale, Turkey)
The Company has been granted the three major permits required for the start of construction of Kirazlý including the Environmental Impact Assessment, Forestry Permits and GSM (Business Opening and Operation) permit.
There are several additional permits required prior to the start of gold production at Kirazlý, which the Company expects to receive in due course. As disclosed in December 2018, the next permit required to meet the construction schedule is an Operating License which allows for the start of earthworks on the future open pit. Following receipt of the Operating License, the Company expects to ramp up major construction and earthworks activities, putting initial production from Kirazlý on track for the second half of 2020.
The Company spent $20.9 million of Kirazlý's initial capital of $152 million in 2018 with road construction complete and the water reservoir and power line 50% and 85% complete, respectively.
As outlined in the 2017 Feasibility Study, Kirazlý has a 44% after-tax internal rate of return and is expected to produce over 100,000 ounces of gold during its first full year of production at mine-site all-in sustaining costs of less than $400 per ounce.
Mulatos District (Sonora, Mexico)
Cerro Pelon and La Yaqui Grande
The environmental impact assessment (“MIA”) for Cerro Pelon was submitted during the second quarter of 2018, with approval of the MIA and Change in Land Use permits received in the fourth quarter. The Company has invested $3.4 million on permitting and engineering activities at these projects in the fourth quarter, and $6.8 million for the full year. On receipt of these permits, the Company has commenced full scale construction, with $25 million budgeted in 2019 for development of the project.
Given its proximity to Mulatos’ infrastructure, ore from the Cerro Pelon open pit will be trucked to the existing heap leach circuit for crushing and processing. Recently completed work includes construction of a bridge to cross the overland conveyor, and a haulage road and crushing circuit which will be located at the Mulatos mine. Cerro Pelon is a higher grade, high return project, and is expected to start contributing low cost production in 2020, driving down combined Mulatos District costs.
In addition, $8 million is budgeted in 2019 for permitting and engineering of La Yaqui Grande. The MIA for La Yaqui Grande was submitted late in 2018 with approval expected in the second half of 2019.
Lynn Lake (Manitoba, Canada)
The Company released a positive Feasibility Study on the Lynn Lake project in December 2017 outlining average annual production of 143,000 ounces over a 10 year mine life (170,000 ounces over its first six years) at average mine-site all-in sustaining costs of $745 per ounce.
Over the past year, the Company has been evaluating value engineering initiatives to enhance the project’s economics, including modifications to the overall site layout, structures and foundations for the process plant, and review of the camp location. This work along with 259,000 ounces of newly defined Mineral Reserves that were not included in the 2017 Feasibility Study will be incorporated into an updated Feasibility Study which is expected to be completed in the second quarter of 2019. Development spending in the fourth quarter of $0.6 million related to project optimization activities, and $2.4 million for the full year.
The 2019 capital budget for Lynn Lake is $11 million, including $5 million for development activities and $6 million for exploration. Development spending will be focused on completing the updated Feasibility Study and baseline work in support of the Environmental Impact Study (“EIS”) for the project that will be submitted to satisfy Federal and Provincial environmental assessment requirements. The permitting process is expected to take approximately two years followed by two years of construction.

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Fourth Quarter 2018 Exploration Activities
Island Gold (Ontario, Canada)
The 2018 exploration program targeted three main areas within the Island Main Zone which extends over two-kilometres along strike. The focus was on expanding the down-plunge and lateral extensions of the deposit with the objective of adding new near-mine Mineral Resources. Drill holes in the Main and Western Extension areas were testing high-grade, east-plunging shoots below existing Mineral Reserves and Resources. Drill holes in the Eastern Extension were exploring for additional plunging shoots along strike beyond existing Mineral Reserves and Resources.
The 2018 exploration budget included 45,000 metres ("m") of surface directional exploration drilling, 30,000 m of underground exploration drilling, 35,000 m of underground delineation drilling and 15,000 m of regional exploration drilling.
The underground delineation drilling program was focused on converting Inferred Mineral Resources into Indicated Mineral Resources. This drilling was conducted from the 340, 450, 620, 730, and 840 levels.
Surface exploration drilling
A total of 9 holes were completed in the fourth quarter as part of the directional drilling program which totaled 11,737 m. Directional drilling targeted areas peripheral to the Inferred Mineral Resource blocks below the 1,000 m level, with drill hole spacing ranging from 75 m to 100 m. The area that was targeted by the surface directional drill program extends approximately 2,000 m in strike length between the 1,000 m and 1,500 m elevation below surface.
The surface directional drilling program will continue in 2019 with a focus on defining new Inferred Mineral Resources.
In the fourth quarter, 5 holes totalling 6,039 m were completed as part of the regional exploration drilling program to drill test targets along the Goudreau Deformation Zone to the west of the main Island Gold Mine deposit and at the Kremzar Gold Deposit.
Underground exploration drilling
During the fourth quarter of 2018, a total of 2,596 m of underground exploration diamond drilling was completed in 7 holes from the 450 and 840 levels. The objective of the underground drilling is to identify new Mineral Resources close to existing Mineral Resource or Reserve blocks.
Total capitalized exploration expenditures at Island Gold during the fourth quarter of 2018 were $3.1 million, with full year capitalized exploration expenditures of $15.6 million.
Mulatos District (Sonora, Mexico)
The Company has a large exploration package covering 28,972 hectares with the majority of past exploration efforts focused around the Mulatos mine. Over the last three years, exploration has moved beyond the main Mulatos pit area and focused on prospects throughout the wider district. After significant exploration success at La Yaqui Grande over the past few years, the focus in 2018 has shifted to other parts of the district including El Carricito, El Halcon and El Jaspe.
In the fourth quarter of 2018, the Company invested $1.5 million in exploration activities within the Mulatos District, of which $0.6 million was capitalized and the remainder expensed. This included 4,174 m of diamond drilling focused on El Carricito. For the full year, the Company spent $10.5 million, of which $2.9 million was capitalized.
At El Carricito, the drill program is testing anomalous alteration and structural targets identified by mapping in the first half of 2018.
Lynn Lake (Manitoba, Canada)
The results from the 2018 regional exploration program which included till sampling, mapping, and prospecting have been integrated with the Lynn Lake database and are being interpreted in conjunction with the results of the airborne gravity gradiometer ("AGG") and magnetic survey with the objective of generating a pipeline of prospective targets across the Lynn Lake Greenstone Belt.
Spending in the fourth quarter totaled $1.4 million, with full year expenditures to $5.1 million.
Review of Fourth Quarter Financial Results
During the fourth quarter of 2018, the Company sold 131,161 ounces of gold for total revenue of $163.1 million, an increase of $1.4 million compared to the prior year period. This was primarily driven by the Island Gold acquisition

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completed in November 2017, which contributed a record 30,199 ounces, or $37.5 million in gold sales in the quarter, offset by lower ounces sold at Mulatos and a lower realized gold price in the quarter. The Company's realized gold price of $1,244 per ounce in the fourth quarter was $17 per ounce higher than the London PM fix of $1,227 per ounce.
For the fourth quarter of 2018, cost of sales were $207.1 million, compared to $136.6 million in the prior-year period, with the increase driven by a non-cash inventory impairment charge recorded at El Chanate in the quarter.
Mining and processing costs were $96.2 million compared to $90.6 million in the prior-year period. The increased costs were mainly the result of the addition of Island Gold, which contributed $15.5 million of mining and processing costs in the period, as well as higher per-unit operating costs at Young-Davidson.
Consolidated total cash costs for the quarter were $770 per ounce, compared to $753 in the prior year period. The increase was driven by higher total cash costs at Young-Davidson and El Chanate, partially offset by the addition of lower cost production from Island Gold.
In the quarter, AISC per ounce increased to $983 from $902 in the prior year period. This was primarily driven by higher total cash costs, and the timing of sustaining capital spending at Young-Davidson.
During the quarter, the Company wrote down $64.0 million of heap leach inventory at El Chanate, of which $62.5 million was related to mining and processing costs and $1.5 million was related to amortization. The Company ceased mining activities at El Chanate during 2018 and has begun residual leaching the heap leach pad.  An analysis of the recoverability of the ounces in inventory on the heap leach pad was conducted as of December 31, 2018. The Company estimated that approximately 51,900 ounces may not be economically recovered, resulting in a non-cash impairment charge of $64.0 million ($49.9 million after-tax).
Royalty expense was $4.8 million in the fourth quarter and consistent with the prior year period of $4.9 million, as higher royalties at Island Gold were offset by lower royalties at Mulatos.
Amortization of $42.1 million in the quarter was consistent with the prior year period expense of $41.1 million. Amortization was $321 per ounce, compared to $324 per ounce in the prior year period, and consistent with guidance.
The Company recognized a loss from operations of $51.3 million in the quarter, compared to earnings of $17.1 million in the same period of 2017, as a result of the non-cash El Chanate inventory impairment charge of $64.0 million and increased operating costs at Young-Davidson.
The Company reported a net loss of $71.5 million in the quarter, compared to net loss of $4.7 million in the same period of 2017. Net loss for the fourth quarter was impacted by the non-cash inventory impairment charge, other losses related to disposals and settlement charges, and foreign exchange movements related to the weakening of Canadian dollar and Mexican Peso, which generated a foreign exchange loss of $1.7 million, as well as a foreign exchange loss of $14.1 million recorded within deferred income taxes.
Associated Documents
This press release should be read in conjunction with the Company’s interim consolidated financial statements for the year ended December 31, 2018 and associated Management’s Discussion and Analysis (“MD&A”), which are available from the Company's website, www.alamosgold.com, in the "Investors" section under "Reports and Financials", and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).
Reminder of Fourth Quarter and Year-End 2018 Results Conference Call
The Company's senior management will host a conference call on Thursday, February 21, 2019 at 11:00 am ET to discuss the fourth quarter and full-year 2018 results.
Participants may join the conference call by dialling (416) 340-2216 or (800) 273-9672 for calls within Canada and the United States, or via webcast at www.alamosgold.com.
A playback will be available until March 20, 2019 by dialling (905) 694-9451 or (800) 408-3053 within Canada and the United States. The pass code is 5019707#. The webcast will be archived at www.alamosgold.com
Qualified Persons
Chris Bostwick, FAusIMM, Alamos’ Vice President, Technical Services, who is a qualified person within the meaning of National Instrument 43-101 ("Qualified Person"), has reviewed and approved the scientific and technical information contained in this press release.

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About Alamos
Alamos is a Canadian-based intermediate gold producer with diversified production from four operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,700 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.
FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Vice-President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note
This press release contains statements that constitute forward-looking information as defined under applicable Canadian and U.S. securities laws.  All statements in this press release, other than statements of historical fact, which address events, results, outcomes or development that the Company expects to occur are, or may be deemed to be “forward-looking statements”. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as "expect", "believe", "anticipate”, “intend", "estimate", "forecast", "budget", “contemplate”, “continue”, “plan” or variations of such words and phrases and similar expressions or statements that certain actions, events or results “may", "could", "would", "might" or "will" be taken, occur or be achieved.
Forward-looking statements include information as to strategy, plans or future financial or operating performance, such as the Company’s expansion plans, project timelines, production plans and expected sustainable productivity increases, expected increases in mining activities and corresponding cost efficiencies, expected drilling targets, expected sustaining costs, expected improvements in cash flows and margins, expectations of changes in capital expenditures, forecasted cash shortfalls and the Company’s ability to fund them, cost estimates, projected exploration results, reserve and resource estimates, expected production rates and use of the stockpile inventory, expected recoveries, sufficiency of working capital for future commitments and other statements that express management’s expectations or estimates of future performance.
Alamos cautions that forward-looking statements are necessarily based upon several factors and assumptions that, while considered reasonable by the Company at the time of making such statements, are inherently subject to significant business, economic, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements.
Such factors and assumptions underlying the forward-looking statements in this document include, but are not limited to: changes to current estimates of mineral reserves and resources; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance, labour and contractor availability and other operating or technical difficulties); fluctuations in the price of gold; changes in foreign exchange rates (particularly the Canadian dollar, Mexican peso, Turkish Lira and U.S. dollar); the impact of inflation; employee and community relations; litigation; disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; development delays at the Young-Davidson mine; inherent risks associated with mining and mineral processing; the risk that the  Company’s mines may not perform as planned; uncertainty with the Company’s ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining necessary licenses, permits and authorizations for  the Company’s development and operating  assets; contests over title to properties; changes in national and local government legislation (including tax legislation) in Canada, Mexico, Turkey, the United States and other jurisdictions in which the Company does or may carry on business in the future; risk of loss due to sabotage and civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued by the Company
Additional risk factors and details with respect to risk factors affecting the Company are set out in the Company’s latest Annual Information Form and MD&A, each under the heading “Risk Factors”, available on the SEDAR website at www.sedar.com or on EDGAR on www.sec.gov. The foregoing should be reviewed in conjunction with the information found in this news release.
The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

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Cautionary Note to U.S. Investors Concerning Measured, Indicated and Inferred Resources
The Company is required to prepare its resource estimates in accordance with standards of the Canadian Institute of Mining, Metallurgy and Petroleum referred to in Canadian National Instrument 43-101. These standards are materially different from the standards generally permitted in reports filed with the United States Securities and Exchange Commission. When describing resources we use the terms "measured", "indicated" or "inferred” resources which are not recognized by the United States Securities and Exchange Commission.  The estimation of measured resources and indicated resources involve greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. U.S. investors are cautioned not to assume that any part of measured or indicated resources will ever be converted into economically or legally mineable proven or probable reserves. The estimation of inferred resources may not form the basis of a feasibility or other economic studies and involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources.

Non-GAAP Measures and Additional GAAP Measures

The Company has included certain non-GAAP financial measures to supplement its Consolidated Financial Statements, which are presented in accordance with IFRS, including the following:

•	adjusted net earnings and adjusted earnings per share;

•	cash flow from operating activities before changes in working capital and taxes received;

•	Company-wide free cash flow;

•	total mine-site free cash flow;

•	mine-site free cash flow;

•	total cash cost per ounce of gold sold;

•	all-in sustaining cost ("AISC") per ounce of gold sold;

•	mine-site all-in sustaining cost ("Mine-site AISC") per ounce of gold sold;

•	sustaining and non-sustaining capital expenditures; and

•	earnings before interest, taxes, depreciation, and amortization
The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes in to the measures are dully noted and retrospectively applied as applicable.
Adjusted Net Earnings and Adjusted Earnings per Share
“Adjusted net earnings” and “adjusted earnings per share” are non-GAAP financial measures with no standard meaning under IFRS which exclude the following from net earnings:

•	Foreign exchange gain (loss)

•	Items included in other gain (loss)

•	Certain non-reoccurring items

•	Foreign exchange gain (loss) recorded in deferred tax expense

Net earnings have been adjusted, including the associated tax impact, for the group of costs in “Other loss” on the consolidated statement of comprehensive income. Transactions within this grouping are: the fair value changes on non-hedged derivatives; the renunciation of flow-through exploration expenditures; and loss on disposal of assets. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings.
The Company uses adjusted net earnings for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of adjusted net earnings. Consequently, the presentation of adjusted net earnings enables shareholders to better understand the underlying operating performance of the core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies.

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Adjusted net earnings is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

(in millions)
	Three Months Ended December 31,		Years Ended December 31,
	2018	2017	2018	2017	2016
Net Earnings (Loss)	$(71.5)	$(4.7)	$(72.6)	$26.6	$(17.9)
Adjustments:
Impairment of El Chanate inventory	64	—	64	—	—
Tax impact on impairment of El Chanate inventory	(14.1)	—	(14.1)	—	—
Foreign exchange loss (gain)	1.7	(5.1)	4.4	5	12.5
Other loss (gain)	10.1	5.3	8.4	3.1	(5.5)
Unrealized foreign exchange loss (gain) recorded in deferred tax expense	14.1	(0.3)	28.8	(22.5)	(5.1)
Transaction costs related to the Richmont acquisition	—	3.8	—	3.8	—
Acquisition fair value adjustment on Richmont acquisition	—	1.3	—	1.3	—
Loss on redemption of senior secured notes	—	—	—	29.1	—
Other income and mining tax adjustments (1)	—	—	0.7	-7.5)	—
Adjusted net earnings (loss)	$4.3	$0.3	$19.6	$38.9	($16.0)
Adjusted earnings (loss) per share - basic	$0.01	—	$0.05	$0.13	($0.06)
(1) This reflects the recognition of previously unrecognized capital losses, and the tax impact on adjusted earnings.
Cash Flow from Operating Activities before Changes in Working Capital and Cash Taxes
“Cash flow from operating activities before changes in working capital and cash taxes” is a non-GAAP performance measure that could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in working capital and taxes received to “Cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows. “Cash flow from operating activities before changes in working capital” is a non-GAAP financial measure with no standard meaning under IFRS.
The following table reconciles the non-GAAP measure to the consolidated statements of cash flows.

(in millions)
	Three Months Ended December 31,		Years Ended December 31,
	2018	2017	2018	2017
Cash flow from operating activities	$47.4	$48.6	$213.9	$163.5	163.5
Add back: Changes in working capital and cash taxes	5.4	4.1	-2.2	19.8
Cash flow from operating activities before changes in working capital and cash taxes	$52.8	$52.7	$211.7	$183.3
Company-wide Free Cash Flow
“Company-wide free cash flow" is a non-GAAP performance measure calculated from the consolidated operating cash flow, less consolidated mineral property, plant and equipment expenditures. The Company believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash company-wide. Company-wide free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Company-wide free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

(in millions)
	Three Months Ended December 31,		Years Ended December 31,
	2018	2017	2018	2017
Cash flow from operating activities	$47.4	$48.6	$213.9	$163.5
Less: mineral property, plant and equipment expenditures	(61.5)	(39.2)	(221.5)	(162.5)
Company-wide free cash flow	$(14.1)	$9.4	$(7.6)	$1.0

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Mine-site Free Cash Flow
"Mine-site free cash flow" is a non-GAAP financial performance measure calculated as cash flow from mine-site operating activities, less mineral property, plant and equipment expenditures. The Company believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Mine-site free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Mine-site free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Total Mine-Site Free Cash Flow
	Three Months Ended December 31,		Years Ended December 31,
	2018	2017	2018	2017
(in millions)
Cash flow from operating activities	$47.4	$48.6	$213.9	$163.5
Less: operating cash flow used by non-mine site activity	(9.6)	(19.5)	(31.1)	(31.9)
Cash flow from operating mine-sites	$57.0	$68.1	$245.0	$195.4

Mineral property, plant and equipment expenditure	$61.5	$39.2	$221.5	$162.5
Less: capital expenditures from development projects, and corporate (1)	(9.7)	(8.2)	(32.9)	(44.6)
Capital expenditure from mine-sites	$51.8	$31.0	$188.6	$117.9

Total mine-site free cash flow	$5.2	$37.1	$56.4	$77.5

(1)	The comparative periods include capital expenditures related to La Yaqui Phase I of nil and $12.5 million for the three and twelve months ended December 31, 2017.

Young-Davidson Mine-Site Free Cash Flow
	Three Months Ended December 31,		Years Ended December 31,
	2018	2017	2018	2017
(in millions)
Cash flow from operating activities	$23.6	$33.4	$97.5	$114.5
Mineral property, plant and equipment expenditure	(23.1)	(17)	(86.6)	(80.3)
Mine-site free cash flow	$0.5	$16.4	$10.9	$34.2

Mulatos Mine-Site Free Cash Flow
	Three Months Ended December 31,		Years Ended December 31,
	2018	2017	2018	2017
(in millions)
Cash flow from operating activities	$14.7	$22.3	$71.0	$64.3
Mineral property, plant and equipment expenditure	(11.8)	(9)	(35.3)	(43.9)
Less: La Yaqui Phase I construction cost	—	—	—	12.5
Mulatos mineral property, plant and equipment expenditure	$(11.8)	$(9)	$(35.3)	$(31.4)
Mine-site free cash flow	$2.9	$13.3	$35.7	$32.9

Island Gold Mine-Site Free Cash Flow
	Three Months Ended December 31,		Years Ended December 31,
	2018	2017	2018	2017
(in millions)
Cash flow from operating activities	$16.3	$11.8	$75.9	$11.8
Mineral property, plant and equipment expenditure	(16.8)	(4.8)	(66.1)	(4.8)
Mine-site free cash flow	$(0.5)	$7.0	$9.8	$7.0

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El Chanate Mine-Site Free Cash Flow
	Three Months Ended December 31,		Years Ended December 31,
	2018	2017	2018	2017
(in millions)
Cash flow from operating activities	$2.4	$0.6	$0.6	$4.8
Mineral property, plant and equipment expenditure	(0.1)	(0.2)	(0.6)	(1.4)
Mine-site free cash flow	$2.3	$0.4	—	$3.4
Total Cash Costs per ounce
Total cash costs per ounce is a non-GAAP term typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. This non-GAAP term is also used to assess the ability of a mining company to generate cash flow from operations. Total cash costs per ounce includes mining and processing costs plus applicable royalties, and net of by-product revenue and net realizable value adjustments. Total cash costs per ounce is exclusive of exploration costs.
Total cash costs per ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
All-in Sustaining Costs per ounce and Mine-site All-in Sustaining Costs
The Company adopted an “all-in sustaining costs per ounce” non-GAAP performance measure in accordance with the World Gold Council published in June 2013. The Company believes the measure more fully defines the total costs associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, there may be some variation in the method of computation of “all-in sustaining costs per ounce” as determined by the Company compared with other mining companies. In this context, “all-in sustaining costs per ounce” for the consolidated Company reflects total mining and processing costs, corporate and administrative costs, share-based compensation, exploration costs, sustaining capital, and other operating costs.
For the purposes of calculating "mine-site all-in sustaining costs" at the individual mine-sites, the Company does not include an allocation of corporate and administrative costs and share-based compensation, as detailed in the reconciliations below.
Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature. For each mine-site reconciliation, corporate and administrative costs, and non-site specific costs are not included in the all-in sustaining cost per ounce calculation.
All-in sustaining costs per gold ounce is intended to provide additional information only and does not have any standardized  meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be  considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The measure is not  necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
Total Cash Costs and All-in Sustaining Costs per Ounce Reconciliation Tables
The following tables reconciles these non-GAAP measures to the most directly comparable IFRS measures on a Company-wide and individual mine-site basis.

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Total Cash Costs and AISC Reconciliation - Company-wide
	Three Months Ended December 31,		Years Ended December 31,
	2018	2017	2018	2017	2016
(in millions, except ounces and per ounce figures)
Mining and processing	$96.2	$90.6	$387.2	$315.6	$297.0
Royalties	4.8	4.9	21.6	15.6	13.3
Total cash costs	$101.0	$95.5	$408.8	$331.2	$310.3
Gold ounces sold	131,161	126,786	509,879	430,115	389,151
Total cash costs per ounce	$770	$753	$802	$770	$797

Total cash costs	$101.0	$95.5	$408.8	$331.2	$310.3
Corporate and administrative(1)	3.5	4.6	17.4	15.5	16.3
Sustaining capital expenditures(2)	21.4	11.5	63.8	42.7	49.2
Share-based compensation	1.3	1.1	6.6	6.2	10.2
Sustaining exploration	0.9	1.0	4.8	3.9	3.5
Accretion of decommissioning liabilities	0.8	0.7	3.0	2.7	2.1
Realized gains on FX options	0	0	0	-0.8)	1.6
Total all-in sustaining costs	$128.9	$114.4	$504.4	$401.4	$393.2
Gold ounces sold	131,161	126,786	509,879	430,115	389,151
All-in sustaining costs per ounce	$983	$902	$989	$933	$1,010

(1)	Corporate and administrative expenses exclude expenses incurred at development properties.

(2)
Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at growth projects and certain expenditures at operating sites which are deemed expansionary in nature. Total sustaining capital for the period is as follows:

	Three Months Ended December 31,		Years Ended December 31,
	2018	2017	2018	2017	2016
(in millions)
Capital expenditures per cash flow statement	$61.5	$39.2	$221.5	$162.5	$146.5
Less: non-sustaining capital expenditures at:
Young-Davidson	(12.3)	(8.3)	(50.8)	(46.2)	(54.6)
Mulatos	(9.3)	(8.1)	(28.1)	(38.4)	(24.5)
Island Gold	(8.8)	(3.1)	(45.9)	(3.1)	—
Corporate and other	(9.7)	(8.2)	(32.9)	(32.1)	(18.2)
Sustaining capital expenditures	$21.4	$11.5	$63.8	$42.7	$49.2

Young-Davidson Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended December 31,		Years Ended December 31,
	2018	2017	2018	2017
(in millions, except ounces and per ounce figures)
Mining and processing	$38.7	$35.1	$149.0	$125.9
Royalties	1.0	1.1	3.6	4.4
Total cash costs	$39.7	$36.2	$152.6	$130.3
Gold ounces sold	51,944	52,475	185,593	197,937
Total cash costs per ounce	$764	$690	$822	$658

Total cash costs	$39.7	$36.2	$152.6	$130.3
Sustaining capital expenditures	10.8	8.7	35.8	34.1
Exploration	0.1	0.1	0.2	0.4
Accretion of decommissioning liabilities	—	0.1	0.2	0.2
Total all-in sustaining costs	$50.6	$45.1	$188.8	$165.0
Gold ounces sold	51,944	52,475	185,593	197,937
Mine-site all-in sustaining costs per ounce	$974	$859	$1,017	$834

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Mulatos Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended December 31,		Years Ended December 31,
	2018	2017	2018	2017
(in millions, except ounces and per ounce figures)
Mining and processing	$28.7	$34.9	$125.9	$112.9
Royalties	2.1	3.2	11.8	10.6
Total cash costs	$30.8	$38.1	$137.7	$123.5
Gold ounces sold	38,819	50,006	175,104	159,276
Total cash costs per ounce	$793	$762	$786	$775

Total cash costs	$30.8	$38.1	$137.7	$123.5
Sustaining capital expenditures	2.5	0.9	7.2	5.5
Exploration	0.3	0.4	2.6	1.9
Accretion of decommissioning liabilities	0.6	0.5	2.2	2.1
Total all-in sustaining costs	$34.2	$39.9	$149.7	$133.0
Gold ounces sold	38,819	50,006	175,104	159,276
Mine-site all-in sustaining costs per ounce	$881	$798	$855	$835

Island Gold Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended December 31,		Years Ended December 31,
	2018	2017	2018	2017
(in millions, except ounces and per ounce figures)
Mining and processing	$15.5	$4.1	$56.0	$4.1
Royalties	1.7	0.6	6.2	0.6
Total cash costs	$17.2	$4.7	$62.2	$4.7
Gold ounces sold	30,199	11,720	105,520	11,720
Total cash costs per ounce	$570	$401	$589	$401

Total cash costs	$17.2	$4.7	$62.2	$4.7
Sustaining capital expenditures	8.0	1.7	20.2	1.7
Total all-in sustaining costs	$25.2	$6.4	$82.4	$6.4
Gold ounces sold	30,199	11,720	105,520	11,720
Mine-site all-in sustaining costs per ounce	$834	$546	$781	$546

El Chanate Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended December 31,		Years Ended December 31,
	2018	2017	2018	2017
(in millions, except ounces and per ounce figures)
Mining and processing	$13.3	$16.5	$56.3	$72.7
Total cash costs	$13.3	$16.5	$56.3	$72.7
Gold ounces sold	10,199	12,585	43,662	61,182
Total cash costs per ounce	$1,304	$1,311	$1,289	$1,188

Total cash costs	$13.3	$16.5	$56.3	$72.7
Sustaining capital expenditures	0.1	0.2	0.6	1.4
Accretion of decommissioning liabilities	0.2	0.1	0.6	0.4
Total all-in sustaining costs	$13.6	$16.8	$57.5	$74.5
Gold ounces sold	10,199	12,585	43,662	61,182
Mine-site all-in sustaining costs per ounce	$1,333	$1,335	$1,317	$1,218

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Earnings Before Interest, Taxes, Depreciation, and Amortization (“EBITDA”)
EBITDA represents net earnings before interest, taxes, depreciation, and amortization. EBITDA is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.
EBITDA does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The following is a reconciliation of EBITDA to the consolidated financial statements:

(in millions)
	Three Months Ended December 31,		Years Ended December 31,
	2018	2017	2018	2017
Net (loss) earnings	$(71.5)	$(4.7)	$(72.6)	$26.6
Add back:
Finance expense	0.2	1.1	3.0	6.6
Amortization	42.1	41.1	166.6	125.6
Impairment of El Chanate inventory	64.0	—	64.0	—
Loss on redemption of senior secured notes	—	—	—	29.1
Deferred income tax expense (recovery)	8.8	6.0	16.9	(16.3)
Current income tax (recovery) expense	(0.6)	4.3	17.3	11.9
EBITDA	$43.0	$47.8	$195.2	$183.5
Additional GAAP Measures
Additional GAAP measures are presented on the face of the Company’s consolidated statements of comprehensive income and are not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following additional GAAP measures are used and are intended to provide an indication of the Company’s mine and operating performance:

•
Earnings from operations - represents the amount of earnings before net finance income/expense, foreign exchange gain/loss, other income/loss, loss on redemption of senior secured notes and income tax expense

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Unaudited Consolidated Statements of Financial Position, Comprehensive
Income, and Cash Flow

ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Financial Position
(Unaudited - stated in millions of United States dollars)

	December 31, 2018	December 31, 2017
A S S E T S
Current Assets
Cash and cash equivalents	$206.0	$200.8
Equity securities	7.8	35.8
Amounts receivable	40.5	41.0
Inventory	110.2	161.2
Other current assets	15.5	14.4
Total Current Assets	380.0	453.2

Non-Current Assets
Long-term inventory	30.0	68.7
Mineral property, plant and equipment	2,813.3	2,753.4
Other non-current assets	41.9	45.0
Total Assets	$3,265.2	$3,320.3

L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities	$118.7	$101.0
Income taxes payable	6.2	12.2
Total Current Liabilities	124.9	113.2

Non-Current Liabilities
Deferred income taxes	491.5	477.0
Decommissioning liabilities	44.9	44.6
Other non-current liabilities	1.6	4.3
Total Liabilities	662.9	639.1

E Q U I T Y
Share capital	$3,705.2	$3,691.7
Contributed surplus	87.3	89.5
Warrants	3.9	4.0
Accumulated other comprehensive (loss) income	(9.2)	13.0
Deficit	(1,184.9)	(1,117)
Total Equity	2,602.3	2,681.2
Total Liabilities and Equity	$3,265.2	$3,320.3

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ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Comprehensive (Loss) Income
(Unaudited - stated in millions of United States dollars, except share and per share amounts)

	For three months ended		For twelve months ended
	December 31,	December 31,	December 31,		December 31,
	2018	2017	2018		2017
OPERATING REVENUES	$163.1	$161.7	$651.8		$542.8

COST OF SALES
Mining and processing	96.2	90.6	387.2		315.6
Impairment of El Chanate inventory	64.0	—	64		—
Royalties	4.8	4.9	21.6		15.6
Amortization	42.1	41.1	166.6		125.6
	207.1	136.6	639.4		456.8
EXPENSES
Exploration	2.5	2.3	11.0		8.3
Corporate and administrative	3.5	4.6	17.4		15.5
Share-based compensation	1.3	1.1	6.6		6.2
	214.4	144.6	674.4		486.8
(LOSS) EARNINGS FROM OPERATIONS	(51.3)	17.1	-22.6		56.0

OTHER EXPENSES
Finance expense	(0.2)	(1.1)	(3)		(6.6)
Foreign exchange (loss) gain	(1.7)	(5.1)	(4.4)		5
Other loss	(10.1)	(5.3)	(8.4)		(3.1)
Loss on redemption of senior secured notes	—	—	—		-29.1
(LOSS) EARNINGS BEFORE INCOME TAXES	$(63.3)	$5.6	$(38.4)		$22.2

INCOME TAXES
Current income tax recovery (expense)	0.6	(4.3)	(17.3)		(11.9)
Deferred income tax (expense) recovery	(8.8))	(6)	(16.9)		16.3
NET (LOSS) EARNINGS	$(71.5)	$(4.7)	$(72.6)		$26.6

Items that may be subsequently reclassified to net earnings:
Unrealized (loss) gain on currency hedging instruments, net of taxes	(4.5)	(1.4)	(7.4)		6
Unrealized loss on fuel hedging instruments, net of taxes	(0.5)		(0.5)		—
Items that will not be reclassified to net earnings:
Unrealized gain (loss) on equity securities, net of taxes	3.2	3.9	(1.8)		6.6
Total other comprehensive (loss) income	$(1.8)	$2.5	$(9.7)	—	$12.6
COMPREHENSIVE (LOSS) INCOME	$(73.3)	$(2.2)	$(82.3)	—	$39.2

(LOSS) EARNINGS PER SHARE
- basic	$(0.18)	$(0.01)	$(0.19)		$0.09
- diluted	$(0.18)	$(0.01)	$(0.19)		$0.09
Weighted average number of common shares outstanding (000's)
- basic	390,540	337,178	389,816		305,521
- diluted	390,540	337,178	389,816		309,021

26 | Alamos Gold Inc

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I

ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Cash Flows
(Unaudited - stated in millions of United States dollars)

	For three months ended		For twelve months ended
	December 31,	December 31,	December 31,	December 31,
	2018	2017	2018	2017
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net (loss) earnings for the period	(71.5)	(4.7)	(72.6)	$26.6
Adjustments for items not involving cash:
Amortization	42.1	41.1	166.6	125.6
Foreign exchange loss (gain)	1.7	5.1	4.4	(5)
Current income tax (recovery) expense	(0.6)	4.3	17.3	11.9
Deferred income tax expense (recovery)	8.8	6	16.9	(16.3)
Share-based compensation	1.3	1.1	6.6	6.2
Finance expense	0.2	1.1	3	6.6
Impairment of El Chanate inventory	64	—	64	—
Loss on redemption of senior secured notes	—	—	—	29.1
Other items	6.8	(1.3)	5.5	(1.4)
Changes in working capital and cash taxes	(5.4)	(4.1)	2.2	(19.8)
	47.4	48.6	213.9	163.5
INVESTING ACTIVITIES
Mineral property, plant and equipment	(61.5)	(39.2)	(221.5)	(162.5)
Proceeds from sale of equity securities	—	46.2	24.9	46.2
Purchase of Lynn Lake gold project royalty	—	—	—	(6.7)
Other	—	—	—	3.6
	(61.5)	7	(196.6)	(119.4)
FINANCING ACTIVITIES
Net proceeds from equity financing	—	—	—	239.1
Repayment of senior secured notes	—	—	—	(327.2)
Repayment of equipment financing obligations	(0.9)	(0.9)	(4.1)	(4.4)
Interest paid	—	—	—	(12.2)
Revolving credit facility transaction fees	—	—	(0.8)	(2.1)
Proceeds from the exercise of options and warrants	2.2	0.1	3.9	3.5
Dividends paid	(3.9)	(3)	(7.8)	(6)
Proceeds from issuance of flow-through shares	—	—	—	11.7
	(2.6)	(3.8)	(8.8)	(97.6)
Effect of exchange rates on cash and cash equivalents	(2.1)	—	(3.3)	2.1
Net (decrease) increase in cash and cash equivalents	(18.8)	51.8	5.2	(51.4)
Cash and cash equivalents - beginning of year	224.8	149.0	200.8	252.2
CASH AND CASH EQUIVALENTS - END OF YEAR	$206.0	$200.8	$206.0	$200.8

27 | Alamos Gold Inc